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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Tecumseh Products Company
                                (Name of Issuer)

                 Class B Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   878895 10 1
                                 (CUSIP Number)

                                 Todd W. Herrick
                            100 East Patterson Street
                            Tecumseh, Michigan 49286
                                 (517) 423-8411
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 11 pages

CUSIP No. 878895 10 1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Todd W. Herrick
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                     21,906
                ----------------------------------------------------------------
                8.   Shared Voting Power
  Number of
   Shares            2,193,538
Beneficially    ----------------------------------------------------------------
Owned by Each   9.   Sole Dispositive Power
  Reporting
Person With:         21,906
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                     2,193,538
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,215,444
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     43.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------


                               Page 2 of 11 pages

CUSIP No. 878895 10 1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Toni L. Herrick
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not Applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                7.   Sole Voting Power

                     0
                ----------------------------------------------------------------
                8.   Shared Voting Power
  Number of
   Shares            888,113(1)
Beneficially    ----------------------------------------------------------------
Owned by Each   9.   Sole Dispositive Power
  Reporting
Person With:         0
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                     888,113(1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     888,113(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     17.5%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

----------
(1)  These shares are included in the shares shown as beneficially owned by Todd
     W. Herrick.


                               Page 3 of 11 pages

CUSIP No. 878895 10 1

ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is Class B Common Stock, par value $1.00 per share ("Class B Stock"), of Tecumseh Products Company, a Michigan corporation ("Tecumseh"). The address of Tecumseh's principal executive offices is 100 East Patterson Street, Tecumseh, Michigan 49286.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is being filed by Todd W. Herrick and Toni L. Herrick. Todd
W. Herrick's business address is 100 East Patterson Street, Tecumseh, Michigan 49286. Todd W. Herrick is Chairman of the Board of Directors of Tecumseh and this is his present principal occupation or employment. Toni L. Herrick's address is 7028 Foxmoor Court E, P.O. Box 19555, Kalamazoo, Michigan 49009. Toni
L. Herrick is an artist and this is her present principal occupation or employment. Toni L. Herrick is Todd W. Herrick's sister. Tecumseh's principal business address is 100 East Patterson Street, Tecumseh, Michigan 49286.

     Neither Todd W. Herrick nor Toni L. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Todd W. Herrick nor Toni L. Herrick has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Todd W. Herrick and Toni L. Herrick are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 12, 2004 Todd W. Herrick and Toni L. Herrick became trustees of the Ray W. Herrick and Hazel M. Herrick Trusts u/a/d February 26, 1949 and February 24, 1956 f/b/o Kenneth Herrick and his descendants (the "Trusts") after the death of their father. In October 2006, the beneficiaries of the Trusts entered into a Beneficiaries Agreement to Clarify Certain Duties and Authorities of the Trustees, dated October 13, 2006, which was approved by the Probate Court for the County of Lenawee on October 25, 2006 in an Order Modifying Trust Terms (the "Order"). Among other things, the modifications clarified that all decisions of the trustees with respect to the acquisition, retention, voting or any other action regarding shares of capital stock of Tecumseh in the Trusts shall be made by a majority of the trustees who are descendants of Kenneth Herrick, currently Todd W. Herrick and Toni L. Herrick. The trustees believe this modification was a clarification consistent with the way the Trusts had been administered before the clarification. No funds or other consideration were involved. The Trusts collectively own 888,113 shares of Class B Stock and 454,441 shares of Class A Common Stock, par value $1.00 per share ("Class A Stock") of Tecumseh.


                               Page 4 of 11 pages

CUSIP No. 878895 10 1

     Also, the 72,550 shares of Class B Stock formerly reported as held by Howe Military School, are owned by Howe Fund, Inc., an endowment fund, and Todd W. Herrick is not on the Board of Directors of Howe Fund, Inc. No funds or other consideration were involved.

ITEM 4. PURPOSE OF TRANSACTION.

     Todd W. Herrick's purpose in serving as one of the trustees of Herrick Foundation is to take part in the management of its charitable activities. Todd
W. Herrick's and Toni L. Herrick's purpose in serving as trustees of the Trusts is to take part in the management of the activities of the Trusts of which one of them is the beneficiary.

     In his capacity as Chairman of the Board of Directors of Tecumseh, as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts and/or in his personal capacity, Todd W. Herrick, and in her capacity as a trustee of the Trusts and/or in her personal capacity, Toni L. Herrick, expect from time to time to be presented with, give consideration to, and/or act upon, proposals similar to those enumerated below and/or proposals that one or more of Tecumseh, Herrick Foundation, the Trusts, Todd W. Herrick and/or Toni L. Herrick acquire, dispose of, or vote shares of Class B Stock or other securities of Tecumseh, including, without limitation, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of Class B Stock by Tecumseh), gift, pledge or otherwise, including, without limitation, sales of Class B Stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Todd W. Herrick, as Chairman of the Board of Directors of Tecumseh, as a member of the Board of Trustees of Herrick Foundation, as a trustee of the Trusts, and/or in his personal capacity, and Toni L. Herrick, as a trustee of the Trusts and/or in her personal capacity, reserve the right not to acquire Class B Stock or not to dispose of all or part of such Class B Stock if he or she determines such acquisition or disposal is not in Tecumseh's, Herrick Foundation's, the Trusts' or his or her personal best interests at that time.

     On February 21, 2007, Todd W. Herrick, and on February 23, 2007, Herrick Foundation, notified Tecumseh that they intend to appear at the 2007 annual meeting of Tecumseh's shareholders in person or by proxy to nominate and vote to elect Todd W. Herrick, Raymond W. Gunn and Steven J. Lebowski as directors of Tecumseh.

     Other than as described above, neither Todd W. Herrick nor Toni L. Herrick has any current plans or proposals which relate to, or would result in, (a) the acquisition by any person or additional securities of Tecumseh, or the disposition of securities of Tecumseh, except for the disposition of shares of Class B Stock required by rules under the Internal Revenue Code of 1986, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecumseh or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of Tecumseh or any of its subsidiaries,
(d) any change in the present board of directors or management of Tecumseh, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except as described above and except that, from time to time, Tecumseh might add additional directors to fill existing vacancies if it finds qualified candidates willing to serve and from time to time, directors might resign and the new Second Lien Credit Agreement includes a commitment to create an advisory committee


                               Page 5 of 11 pages

CUSIP No. 878895 10 1

to assist Tecumseh's board of directors in working with a nationally recognized executive recruiting firm and to recommend to the board qualified candidates for various executive management positions, including the Chief Executive Officer position, (e) any material change in Tecumseh's present capitalization or dividend policy, (f) any other material change in Tecumseh's business or corporate structure, (g) any changes in Tecumseh's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of Tecumseh by any person, (h) causing a class of securities of Tecumseh to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of Tecumseh's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above. The foregoing notwithstanding, Todd W. Herrick and Toni L. Herrick intend to remain free to take such actions, including the making of such proposals, as he or she may from time to time deem appropriate in light of the circumstances which might arise from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The number and percentage of shares of Class B Stock beneficially owned by Todd W. Herrick and Toni L. Herrick as of February 23, 2007 are as follows:

                    Number      Percent
                  ---------     -------
Todd W. Herrick   2,215,444(1)  43.6%(2)
Toni L. Herrick     888,113(3)  17.5%(2)

(1)  The shares shown above as beneficially owned by Todd W. Herrick consist of
     (1) 21,906 shares of Class B Stock owned by Todd W. Herrick, (2) 1,305,425 shares owned by Herrick Foundation, of which Todd W. Herrick is one of three members of the Board of Trustees, and (3) 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts' Tecumseh stock.

(2) Based on the 5,077,746 shares of Class B Stock reported as outstanding as of September 30, 2006 in Tecumseh's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

(3) The shares shown above as beneficially owned by Toni L. Herrick consist of 888,113 shares of Class B Stock held by the Trusts of which Todd W. Herrick and Toni L. Herrick are the trustees who are descendants of Kenneth Herrick and, therefore, control the Trusts' Tecumseh stock. These shares are also shown above as beneficially owned by Todd W. Herrick.

     Todd W. Herrick is the sole beneficial owner of 21,906 shares of Class B Stock, or approximately 0.4% of the outstanding Class B Stock.

     Todd W. Herrick is also one of three members of the Board of Trustees of Herrick Foundation, the others being Kent B. Herrick and Michael A. Indenbaum. Herrick Foundation is a Michigan nonprofit corporation, which is a "Private Foundation" as defined in the Internal


                               Page 6 of 11 pages

CUSIP No. 878895 10 1

Revenue Code of 1986, as amended, organized for charitable purposes. Herrick Foundation owns 1,305,425 shares of Class B Common Stock, or approximately 25.7% of the outstanding shares of Class B Stock.

     Kent B. Herrick is Todd W. Herrick's son and was the Executive Vice President of Global Business Development of Tecumseh until January 19, 2007 and this was his present principal occupation or employment. Kent B. Herrick's address is 9693 Woodbend, Saline, Michigan 48176, and Tecumseh's business address at 100 East Patterson Street, Tecumseh, Michigan 49286. Kent B. Herrick is a citizen of the United States of America.

     Michael A. Indenbaum is an attorney and this is his present principal occupation or employment. Michael A. Indenbaum's business address is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. He carries on his business as a partner of Honigman Miller Schwartz and Cohn LLP, a law firm organized as a Michigan limited liability partnership ("Honigman"). The principal business address of Honigman at which Michael A. Indenbaum carries on that business is 2290 First National Building, 660 Woodward Ave., Detroit, Michigan 48226-3506. Michael A. Indenbaum is a citizen of the United States of America.

     Todd W. Herrick and Toni L. Herrick share voting and investment power over the shares of Class B Common Stock held in the Trusts. Michael A. Indenbaum is also one of the three trustees of the Trusts, but he does not exercise any voting or investment power over the Tecumseh shares held in the trusts. Comerica Bank resigned as a trustee of the Trusts. The Trusts own 888,113 shares of Class B Common Stock, or approximately 17.5% of the outstanding Class B Stock.

     Neither Kent B. Herrick nor Michael A. Indenbaum has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Kent B. Herrick nor Michael A. Indenbaum has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, each of Todd W. Herrick and Toni L. Herrick expressly declares that the filing of this
Schedule 13D shall not be construed as an admission that he or she is a beneficial owner of any of the shares of Tecumseh covered by this Schedule 13D, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, except the 21,906 shares of Class B Stock referred to above as beneficially owned by Todd W. Herrick, and each of Todd W. Herrick and Toni L. Herrick expressly disclaims all beneficial ownership of any kind or character in, to, or with respect to, all or any of the balance of the Class B Stock referred to in this Schedule 13D.

     Todd W. Herrick has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 21,906 shares of the outstanding Class B Common Stock. Todd W. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of


                               Page 7 of 11 pages

CUSIP No. 878895 10 1

2,193,538 shares of Class B Stock. Toni L. Herrick has shared power to vote or direct the vote and to dispose or to direct the disposition of 888,113 shares of Class B Stock.

     Each of Todd W. Herrick and Toni L. Herrick expressly disclaims that he or she or any one or more of the above named persons constitute a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

     None of Todd W. Herrick, Toni L. Herrick, Herrick Foundation or the Trusts has engaged in any transactions in shares of Class B Stock in the past 60 days. Todd W. Herrick and Toni L. Herrick are filing this Schedule 13D solely to update their ownership of Class B Stock.

     Herrick Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the 1,305,425 shares of Class B Stock owned by Herrick Foundation.

     The beneficiaries of the Trusts have the right to receive dividends on shares of Class B Stock held in those trusts and the right to receive the proceeds from any sale of those securities. The beneficiaries of the Trusts are Todd W. Herrick, his sister, Toni L. Herrick, and their descendants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than those relationships with other members of the Board of Trustees of Herrick Foundation and the other trustees of the Trusts, Todd W. Herrick's oversight responsibilities for Herrick Foundation, which are necessarily shared with the other trustees, those oversight and managerial responsibilities that naturally arise from Todd W. Herrick's positions as a director and Chairman of the Board of Directors of Tecumseh, and options granted to Tricap Partners LLC, described in amendment no. 1 to this Schedule 13D, neither Todd W. Herrick nor Toni L. Herrick has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Class B Stock or any other securities of Tecumseh, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits or loss, division or profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Agreement of Joint Filing among the Reporting Persons, dated as of February 22, 2007.


                               Page 8 of 11 pages

CUSIP No. 878895 10 1

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 2007                /s/ TODD W. HERRICK
                                        ----------------------------------------
                                        Todd W. Herrick


Dated: February 23, 2007                /s/ TONI L. HERRICK
                                        ----------------------------------------
                                        Toni L. Herrick


                               Page 9 of 11 pages

CUSIP No. 878895 10 1

                                  EXHIBIT INDEX

Exhibit Number and Description

99.1 Agreement of Joint Filing among the Reporting Persons, dated as of February 22, 2007.


                              Page 10 of 11 pages